UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AB Private Lending Fund

(Name of Subject Company (Issuer))

AB Private Lending Fund

(Name of Filing Person (Offeror and Issuer))

Class I, Class D and Class S Shares of Beneficial Interest

(Title of Class of Securities)

00254B 306, 00254B 207 and 00254B 108

(CUSIP Number of class of securities)

J. Brent Humphries

Wesley Raper

c/o AB Private Credit Investors LLC

405 Colorado Street, Suite 1500

Austin, Texas 78701

(512) 721-2900

(Name, address and telephone no. of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Kenneth Young, Esq.

Daniel Mozes, Esq.

Paul S. Stevens, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

Tel: (212) 698-3500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by AB Private Lending Fund (the “Fund”), with the U.S. Securities and Exchange Commission on March 27, 2026 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by the Fund to purchase up to 323,424 shares of its outstanding Class I common shares of beneficial interest (the “Class I Shares”), Class D common shares of beneficial interest (the “Class D Shares”) and Class S common shares of beneficial interest (the “Class S Shares” and together with the Class I shares and the Class D Shares, the “Shares”), pursuant to tenders by shareholders of the Fund (“Shareholders”) at a purchase price equal to the net asset value per Share as of March 31, 2026, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 27, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(ii) and (a)(1)(iii), respectively.

This Amendment is being filed by the Fund to report the final results of the Offer. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

The following information is provided pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended:

•	The Fund has received the final results of the tender offer, which expired at 11:59 p.m., Eastern Time, on April 29, 2026;

•

203,775.627 Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer. The Fund accepted for purchase 100% of the Shares of the Fund that were validly tendered and not withdrawn prior to the expiration of the Offer as permitted by Rule 13e-4(f)(1) of the Securities Exchange Act of 1934, as amended.

•	The net asset value of Shares tendered pursuant to the Offer was calculated as of the Valuation Date in the amount of $24.66.

•

Pursuant to the Offer, within five business days of the Offer Expiration Date, the Fund paid in cash to the tendering Shareholders a total of $4,924,524.93 representing the net asset value of the total amount of Shares tendered by Shareholders, less the early repurchase deduction applicable to the Shares tendered. The Shares were repurchased on the Offer Expiration Date at a price of $24.17 per Share, which was the net asset value per Share of the applicable class as of the Valuation Date, less the early repurchase deduction applicable to the Shares tendered.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AB Private Lending Fund

Dated: May 6, 2026	By:	/s/ Leon Hirth
	Name:	Leon Hirth
	Title:	Secretary